Exhibit 99.2
GRAVITY REPORTS SEPARATE FINANCIAL RESULTS FOR 2024
Seoul, South Korea, March 31, 2025 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its separate financial results for the fiscal year ended December 31, 2024, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues
Revenues for 2024 were KRW 179,303 million (US$ 121,326 thousand), representing a 26.1% decrease from KRW 242,775 million for 2023.
Online game revenue increased by 11.3% to KRW 36,478 million (US$ 24,683 thousand) in 2024 from KRW 32,778 million in 2023. The increase resulted largely from the increase in revenues from Ragnarok Landverse which was launched in Thailand on July 12, 2024 and Ragnarok Online in China which was launched in June 28, 2024.
Mobile game revenue for 2024 was KRW 142,122 million (US$ 96,167 thousand), representing a 32.1% decrease from KRW 209,450 million for 2023. This decrease was mainly due to decreased revenues from Ragnarok X: Next Generation in Korea and Southeast Asia and Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau. Such decrease was partially offset by increased revenues from THE RAGNAROK which was launched in Korea on September 9, 2024 and Ragnarok Origin which was launched in China on March 26, 2024 and North, Central and South America on February 28, 2024.

Other revenue was KRW 703 million (US$ 476 thousand) in 2024, representing a 28.5% increase from KRW 547 million in 2023.

Cost of revenues was KRW 79,521 million (US$ 53,808 thousand) in 2024, representing a 34.6% decrease from KRW 121,572 million in 2023. The decrease in cost of revenues was mainly due to decreased commission paid related to game services for Ragnarok X: Next Generation in Korea and Southeast Asia.

As a result of the foregoing factors, gross profit for 2024 was KRW 99,782 million (US$ 67,518 thousand), representing a 17.7% decrease from KRW 121,203 million for 2023.

Selling, General & Administrative Expenses (“SG&A”)
The Company’s total SG&A increased 10.2% to KRW 55,592 million (US$ 37,617 thousand) in 2024 compared with KRW 50,448 million in 2023. This increase in SG&A was mostly attributable to increased advertising expenses and R&D expenses.
Based on the foregoing factors, the Company recorded an operating income of KRW 44,190 million (US$ 29,901 thousand) in 2024, compared to an operating income of KRW 70,755 million in 2023.
Non-operating Income and Non-operating Expenses
Non-operating income for 2024 was KRW 58,155 million (US$ 39,351 thousand) compared with non-operating income KRW 21,308 million in 2023. The increase in non-operating income was primarily due to increased dividend income.
Profit before income tax for 2024 was KRW 102,345 million (US$ 69,252 thousand), compared with profit before income tax of KRW 92,063 million in 2023.

Gravity recorded a net income of KRW 87,892 million (US$ 59,472 thousand) in 2024 compared with a net income of KRW 70,170 million in 2023.
The balance of cash and cash equivalents and short-term financial instruments was KRW 342,263 million (US$ 231,594 thousand) as of December 31, 2024.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,477.86 to US$1.00, the noon buying rate in effect on December 31, 2024 as quoted by the Federal Reserve Bank of New York.